FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2003

CREAM MINERALS LTD.

(Translation of registrant’s name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: February 10, 2003

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

November 29, 2002

OTC bulletin board

Symbol:  CRMXF

U.S. 20-F Registration

TSX Venture Exchange

Symbol:  CMA

Cream Announces Second Quarter Results

Cream Minerals Ltd. (CMA) announces that during the six months ended September 30, 2002 ("fiscal 2003"), Cream recorded a loss of $93,675 ($0.01 per share) compared to a loss of $92,711 ($0.01 per share) in fiscal 2002.  Cream recorded a loss in the second quarter of fiscal 2003 of $61,683 ($0.00 per share) compared to a loss of $55,895 ($0.00 per share) in the comparative quarter in fiscal 2002.  Corporate general and administrative costs for the three and six months ended September 30, 2002, were $61,723 and $93,995, respectively, compared to $56,154 and $93,193 in fiscal 2002.  The costs are comparable in each period, reflecting the low activity level in the past two years.

A private placement of 1,166,666 units at a price of $0.15 per unit was completed in the quarter for total proceeds of $175,000.  Also during the quarter, 216,759 warrants were exercised at $0.12 to provide $26,011 to the treasury.

During the second quarter Cream completed a five-hole diamond drilling program totalling 726 meters to test the depth dimensions of three mineral zones on the Nuevo Milenio property in Mexico.  The program consisted of five, minus 45 degree holes.  Cream requires additional financing before any further exploration can be undertaken on any of its mineral property interests.

William J Witte, P. Eng

Executive Vice President

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

January 27, 2003

OTC bulletin board

Symbol:  CRMXF

U.S. 20-F Registration

TSX Venture Exchange

Symbol:  CMA

CREAM OPTIONS B.C. AQUAMARINE PROPERTIES

Cream Minerals Ltd. (CMA-TSX Venture:CRMXF-OTC) is pleased to announce that it has optioned the Bayonne Aquamarine properties in the Nelson Mining Division, British Columbia, from Mr. Lloyd Addie of Nelson, British Columbia.

Dr. J.H. Montgomery, Ph.D. P.Eng., in a letter dated January 24, 2003, has provided a preliminary assessment of several aquamarine deposits based upon an examination of a suite of aquamarine specimens in host matrix.  Dr. Montgomery is a qualified person in gemstone evaluation.  This letter is divided into three parts: Geological setting, Description of Specimens and Recommendations.

Geological Setting:

Currently, the deposits are covered by five claim groups: Lloyds Mine (4 units), OMG (14 units), Cultus (2 units), Rusty (4units) and Toby (12 units) for a total of 36 units or 900 hectares.  Additional staking is in progress to cover the prospective ground.  The beryl/aquamarine deposits are at or near the eastern and southern contacts of the Shaw Creek Intrusive (Unit KBSC), one of the eight divisions of the Cretaceous/Jurassic bayonne batholith.  The deposits occur mainly in the pegmatites which intrude either the KBSC division of the batholith or contact rocks intruded by that division.  The intrusive rock is termed by Reeser (1996) as bitotite leucogranodiorite with megacrysts of potassium feldspar.  The pegmatites are composed mainly of coarse crystals of quartz, feldspar, biotite and beryl.  Access to most of the properties is by road with short hikes, but some helicopter trips were necessary

Description of Specimens:

A suite of samples examined by Dr. Montgomery contained coarse crystals of coloured beryl (blue and green) in coarse quartz-feldspar-biotite pegmatite.  Photographs on Cream's website (www.creamminerals.com) show the general character of the mineralization.  The beryl crystals range in size from 0.5 cm To 20.0 cm in length with diameters from 0.4 to 7.0 cm.  Colour ranges from blue to bluish-green.  The majority of the crystals are non-gem aquamarine and non-gem emerald.  One small crystal of clear, light blue aquamarine noted is of gem quality.

Recommendations:

Dr. Montgomery recommends that the presence of large crystals of green and blue beryl over a wide area and the presence of one crystal of gem quality aquamarine is sufficient to warrant an exploration program over the areas in which the beryl-bearing pegmatities occur along the intrusive contact of Shaw Creek granodiorite.  The preliminary program should consist of geological mapping and geochemical surveys for beryllium and chromium.  Anomalies may be evaluated with follow-up trenching.

Under the Agreement, Cream shall have the exclusive right and option to earn 100% interest in the property by making payments totalling $100,000 and issuing 500,000 common shares over four years as follows:

Cash Payments:  Payment of $5,000 on regulatory approval, $5,000 at the end of nine months, $10,000 at the end of 12 months, and $20,000, $30,000 and $30,000 at the end of 24, 36 and 48 months respectively, from the date of regulatory approval.

Share Payments: 100,000 common shares upon regulatory approval and each twelve-month interval thereafter to a total of 500,000 common shares.

Royalty:  50% of a 2% Net Products Return ("NPR") Royalty from the production of gemstones from the property may be purchased upon commencement of commercial production for $1,000,000.

Frank A. Lang, P. Eng

President

For further information please contact:

Investor Relations at The Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release